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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                -----------------
                                    FORM 11-K
                                -----------------

(Mark One)

     [x] ANNUAL REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2000
                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period ___________ to ____________

Commission File Number 01-14115


A.   Full title of the Plan: RESORTQUEST SAVINGS & RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           ResortQuest International, Inc.
                           530 Oak Court Drive, Suite 360
                           Memphis, TN  38117


                              REQUIRED INFORMATION

     The ResortQuest Savings & Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974.

     Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes and schedule thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this
Report:

     (a)  Independent Auditor's Report;

     (b) Statement of Net Assets Available for Benefits - December 31, 2000 and 1999;

     (c) Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2000 and Period from Inception (April 1,
          1999) to December 31, 1999;


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     (d)  Notes to Financial Statements; and

     (e)  Schedule of Assets Held for Investment Purposes at End of Year.

     The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-79021) pertaining to the Plan is being filed as Exhibit 23.1 and 23.2 to this Report.


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, ResortQuest International, Inc., which administers the ResortQuest Savings and Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           RESORTQUEST SAVINGS & RETIREMENT PLAN



                           By:  /s/ J. Mitchell Collins
                              --------------------------------------------
                                J. Mitchell Collins, Chief Financial
                                Officer of ResortQuest International,
                                Inc., the Plan Administrator

                           Dated:   June 29, 2001
                                  ----------------------------------------




                                    EXHIBITS

     The following Exhibits are being filed with this Annual Report on Form
11-K:

(23) CONSENT OF EXPERTS AND COUNSEL:

     23.1 Consent of Cannon & Company, CPA's

     23.2 Consent of Thompson Dunavant PLC


(99) ADDITIONAL EXHIBITS

     99.1 Annual Financial Statements and Supplemental Schedule of ResortQuest Savings & Retirement Plan for the year ended December 31, 2000 and for the period from inception (April 1, 1999) to December 31, 1999.